Exhibit 99.3

TRYHARD HOLDINGS LIMITED Enters into $25.0 Million Equity Purchase Facility

OSAKA, JAPAN, 14 January 2026 (GlobeNewswire) – TryHard Holdings Limited (“TryHard” or the “Company”)(Nasdaq: THH), a lifestyle entertainment company in Japan with principal businesses comprised of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants, today announced today that it has entered into an Equity Purchase Agreement with Summer Explorer Investments Limited (“Summer Explorer”), pursuant to which Summer Explorer has committed to purchase, at the Company’s election, up to $25.0 million of the Company’s Class A ordinary shares over a 12-month period. The Company also entered into a related Registration Rights Agreement in connection with the transaction.

Entry into a Material Definitive Agreement

On January 14, 2026, The Company entered into the Equity Purchase Agreement with the Investor pursuant to which the Company will have the right, but not the obligation to sell to the Investor, and the Investor will have the obligation to purchase from the Company up to US$25,000,000.00 worth of the Company’s ordinary shares (the “Put Shares”) at the Company’s sole discretion over the next 12 months, subject to certain conditions precedent and other limitations. Concurrently with the execution of the Equity Purchase Agreement, the Company agreed to issue 17,000 of the Company’s ordinary shares (the “Commitment Shares”) to the Investor as part of the consideration. A copy of the Equity Purchase Agreement is attached as Exhibit 99.1 to the Form 6-K filed to the U.S. Securities and Futures Commission (the “SEC”) on January 14, 2026.

The foregoing description of the Equity Purchase Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Equity Purchase Agreement.

On the same date, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company agreed to submit to the SEC an initial registration statement on Form F-1 (the registration statement, as amended, the “Registration Statement”) covering the resale of the Commitment Shares and Put Shares, which may have been, or which may from time to time be, issued under the Equity Purchase Agreement for public resale, and to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC. A copy of the Registration Rights Agreement is attached as Exhibit 99.2 to the Form 6-K filed to the SEC on January 14, 2026.

The foregoing description of the Registration Rights Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

The Equity Purchase Agreement and Registration Rights Agreement contain customary representations, warranties and agreements by the Company and customary conditions to the Investor’s obligation to purchase the Put Shares. They are contractual documents that establish and govern the legal relations between the Company and the Investor and are not intended to be a source of factual, business or operational information about the Company for other investors and potential investors of the Company.

About Summer Explorer Investments Limited

Summer Explorer Investments Limited, a company incorporated in the British Virgin Islands, is an investment firm focused on providing capital to growth-oriented companies across both public and private markets. The firm invests in a variety of sectors, seeking to support businesses at various stages of development. Summer Explorer focuses on long-term value creation through strategic investments in companies with established operational foundations and growth potential.

About TryHard Holdings Limited

As a lifestyle entertainment company in Japan, TryHard Holdings Limited aims to be on the cutting edge of the entertainment industry by introducing state-of-art technology, immersive storytelling, and bespoke experiences that are multi-sensory. The Company’s mission is to create unique entertainment experiences that captivate audiences, foster memorable connections, and leave a lasting impact. Principal businesses comprise of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants.

By merging creativity, technology and hospitality expertise, TryHard strives to redefine the entertainment landscape in Japan and beyond. Commitment to innovation, quality, and customer satisfaction drives TryHard to continuously push boundaries and exceed expectations.

For more information, please visit the Company’s website: https://www.tryhardthh.com/

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IR Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook in this press release, as well as TryHard’s strategic and operational plans and expectations regarding the establishment of the Fund, contain forward-looking statements. TryHard may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about TryHard’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: TryHard’s goals and strategies; TryHard’s future business development, financial conditions, and results of operations; the expected outlook of the lifestyle entertainment business in Japan; TryHard’s expectations regarding demand for and market acceptance of its products and services; TryHard’s expectations regarding its relationships with its customers and other stakeholders; competition in TryHard’s industry; TryHard’s proposed use of proceeds; and relevant government policies and regulations relating to TryHard’s industry, and general economic and business conditions in Japan and assumptions underlying or related to any of the foregoing. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Investors are advised to refer to the Company’s filings made with the U.S. Securities and Exchange Commission when making investment decisions, which are available for review at www.sec.gov.

This release does not constitute an offer to sell or solicit an offer to buy any securities, nor does it represent a public offering under Financial Instruments and Exchange Act of Japan.

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